AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 27, 2023

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

Tender Offer Statement Under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

(Amendment No. 2)

Eaton Vance Floating-Rate Income Trust

(Name of Subject Company (Issuer))

Eaton Vance Floating-Rate Income Trust

(Name of Filing Person (Issuer))

Common Shares of Beneficial Interest, $.01 par value

(Title of Class of Securities)

278279104

(CUSIP Number of Class of Securities)

Deidre E. Walsh

Eaton Vance Management

Two International Place

Boston, Massachusetts 02110

(617) 482-8260

(Name, Address and Telephone Number of Person Authorized to Receive Notices

and Communications on Behalf of the Person(s) Filing Statement)

[_]	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

[_]	third party tender offer subject to Rule 14d-1.
[X]	issuer tender offer subject to Rule 13e-4.
[_]	going-private transaction subject to Rule 13e-3.
[_]	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer. [X]

This Amendment No. 2 (“Amendment No. 2”) amends and supplements the Tender Offer Statement on Schedule TO originally filed by Eaton Vance Floating-Rate Income Trust, a Massachusetts business trust (the “Fund”), with the Securities and Exchange Commission on September 26, 2023 (“Schedule TO”). Schedule TO relates to the offer by the Fund to purchase for cash up to 10% or 2,909,042 shares of its outstanding common shares of beneficial interest, with par value of $0.01 (the “Shares”), upon the terms and subject to the conditions set forth in the Fund’s Offer to Purchase dated September 26, 2023 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal,” which, together with the Offer to Purchase, set forth the terms that constitute the “Offer”), both of which are attached to Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

This Amendment No. 2 is being filed to report the final results of the Offer and is intended to satisfy the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended. Only those items amended are reported in this Amendment No. 2. The information set forth in Schedule TO is incorporated herein by reference, except that such information is hereby amended and supplemented to the extent amended and supplemented by the information provided herein and the exhibit filed herewith.

You should read this Amendment No. 2 together with Schedule TO, and all exhibits attached thereto, including the Offer to Purchase and the Letter of Transmittal, as each may have been amended or supplemented from time to time.

Item 11.

Item 11 is hereby amended and supplemented by adding at the end thereof the following text:

“On October 27, 2023, the Fund issued a press release announcing the final results of the Offer, which expired on October 25, 2023 at 5:00 p.m. Eastern Time. A copy of the press release is filed as Exhibit (a)(5)(iv) to this Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of Schedule TO is hereby amended and supplemented to add the following exhibit:

(a)(5)(iv) Press Release issued on October 27, 2023.

Signature

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Eaton Vance Floating-Rate Income Trust

By: /s/ Kenneth A. Topping

Name:Kenneth A. Topping

Title: President

Dated as of October 27, 2023

Exhibit Index

Exhibit	Description
(a)(5)(iv)	Press Release issued on October 27, 2023.